UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE TO/A
Tender Offer Statement Under Section 14(d)(1)
or Section 13(e)(1) of the Securities Exchange Act of 1934
(Amendment No. 6)

EMULEX CORPORATION
(Name of Subject Company (Issuer))
FIJI ACQUISITION CORPORATION
BROADCOM CORPORATION
(Name of Filing Persons (Offeror))

COMMON STOCK, PAR VALUE $0.10 PER SHARE
(Title of Class of Securities)

292475209
(CUSIP Number of Class of Securities)

Arthur Chong, Esq.
Broadcom Corporation
5300 California Avenue
Irvine, California 92617
Telephone: (949) 926-5000
(Name, address and telephone number of
person authorized to receive notices
and communications on behalf of filing persons)
With Copy to:
Kenton J. King, Esq.
Leif B. King, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
525 University Avenue, Suite 1100
Palo Alto, California 94301
Telephone: (650) 470-4500
CALCULATION OF FILING FEE

Transaction Valuation*:	$879,004,402.75	Amount of Filing Fee**:	$49,048.45

*	Estimated for purposes of calculating the filing fee only. This calculation assumes the purchase of 95,027,503 shares of common stock, par value $0.10 per share, of Emulex Corporation at the tender offer price of $9.25 per share of common stock. Based upon information contained in Emulex Corporation’s Quarterly Report on Form 10-Q filed with the SEC on April 29, 2009, there were 82,615,831 Shares outstanding as of April 22, 2009 and a maximum of 12,411,672 Shares issuable pursuant to outstanding stock options as of March 29, 2009, of which 100 Shares are owned by Broadcom Corporation (and are not included for purposes of calculating the number of Shares outstanding).

**	The amount of filing fee is calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 For Fiscal Year 2009 issued by the Securities and Exchange Commission on March 11, 2009. Such fee equals $55.80 per $1,000,000 of the transaction value.
☑	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:	$49,048.45	Form or registration no.:	Schedule TO
Filing Party:	Broadcom Corporation	Date Filed:	May 5, 2009
	Fiji Acquisition Corporation
☐   Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☑   third-party tender offer subject to Rule 14d-1.
☐   issuer tender offer subject to Rule 13e-4.
☐   going-private transaction subject to Rule 13e-3.
☐   amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer:   ☐

Items 1, 3, 4, 5 and 11
Item 12
SIGNATURE
EXHIBIT INDEX
EX-99.(A)(5)(M)
EX-99.(A)(5)(N)

     This Amendment No. 6 to the Tender Offer Statement on Schedule TO (the “Amended Schedule TO”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission on May 5, 2009, as amended by Amendment No. 1 filed on May 18, 2009, Amendment No. 2 filed on May 19, 2009, Amendment No. 3 filed on May 27, 2009, Amendment No. 4 filed on May 29, 2009 and Amendment No. 5 filed on June 4, 2009 (as amended and supplemented, the “Schedule TO”) by Broadcom Corporation, a California corporation (“Parent”) and Fiji Acquisition Corporation, a Delaware corporation (the “Purchaser”) and a wholly owned subsidiary of Parent, relating to the offer by Purchaser to purchase all of the issued and outstanding shares (the “Common Shares”) of common stock, par value $0.10 per share, of Emulex Corporation, a Delaware corporation (the “Company”), including all associated preferred stock purchase rights (the “Rights”, and together with the Common Shares, the “Shares”) issued under the Rights Agreement, dated as of January 15, 2009, between the Company and Mellon Investor Services LLC, other than Shares owned by Purchaser (and/or Parent or any of Parent’s subsidiaries) for $9.25 net per Share in cash (less applicable withholding taxes and without interest). The terms and conditions of the offer are described in the Purchaser’s Offer to Purchase, dated May 5, 2009 (the “Offer to Purchase”) and the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the instructions thereto (which, as they may be amended or supplemented from time to time, together constitute the “Offer”).
     The information in the Offer to Purchase and the related Letter of Transmittal is incorporated in this Amended Schedule TO by reference to all of the applicable items in the Schedule TO, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amended Schedule TO and not otherwise defined have the respective meanings ascribed to them in the Offer to Purchase.
Items 1, 3, 4, 5 and 11 of the Schedule TO are hereby amended and supplemented as follows:
     (1) On June 18, 2009, Parent and Purchaser extended the Expiration Date of the Offer until 11:59 p.m., New York City time, on July 1, 2009, unless further extended. As of 5:00 p.m., New York City time, on June 17, 2009, approximately 2,253,814 Shares had been tendered and not withdrawn from the Offer. The full text of the press release issued by Parent on June 18, 2009 announcing the extension of the Offer is filed as Exhibit (a)(5)(M) hereto and is incorporated by reference herein.
     (2) The phrase “We filed on May 5, 2009 a preliminary consent statement with the Securities and Exchange Commission” is replaced with “Purchaser and Parent filed with the Securities and Exchange Commission on June 9, 2009, and mailed to the stockholders of Emulex on June 10, 2009, a definitive consent statement” under “Do you intend to undertake a consent solicitation to authorize Emulex stockholders to call a special meeting?” in the Section “Summary Term Sheet” of the Offer to Purchase.
     (3) The phrase “Purchaser has filed on May 5, 2009 a preliminary consent statement with the SEC” is replaced with “Purchaser and Parent have filed with the SEC on June 9, 2009, and mailed to the stockholders of the Company on June 10, 2009, a definitive consent statement” in the Section “Introduction” of the Offer to Purchase.
     (4) The following new paragraphs are added after the final paragraph in Section 10 (“Background of the Offer; Contacts with the Company”) of the Offer to Purchase:
     “On May 27, 2009, in response to statements from institutional investors holding shares in Emulex that Emulex might be interested in pursuing discussions about a potential transaction, a representative of Broadcom’s financial advisor, Merrill Lynch & Co. (“Merrill Lynch”), attempted to contact Emulex’s financial advisor, Goldman Sachs (“Goldman”), to convey Broadcom’s willingness to discuss a potential transaction. In a conversation with Merrill Lynch on May 29, 2009, a representative of Goldman indicated that it did not know by whom or on what basis that information had been communicated to Broadcom, but noted Broadcom’s willingness to engage in discussions. Other than this statement from Goldman, Emulex did not respond at that time and instead continued in its refusal to engage in negotiations with Broadcom.
     On May 29, 2009, the Company filed a complaint in the Superior Court of the State of California for the County of Orange against Parent (Emulex Corporation v. Broadcom Corporation, No. 00123829) alleging violations of Sections 1709 and 1710 of the California Civil Code, intentional interference with contractual relations, intentional interference with prospective economic advantage and unfair competition (the “Orange County Case”). The Company seeks injunctive relief requiring Parent to issue corrective disclosures to the Offer and enjoining the Offer until such information is disclosed. We believe that these claims are without merit and intend to vigorously contest them.
     On June 5, 2009, Mr. McGregor initiated a telephone conversation with Mr. McCluney in an effort to open a channel of communication in the interest of progressing discussions toward a negotiated transaction.
     On June 8, 2009, Mr. McCluney sent an email to Mr. McGregor in response to their June 5, 2009 conversation. The text of the email is as follows:

Dear Scott:
I discussed with our Board members and advisors your phone call to me of June 5. In order to avoid any mischaracterization of what was discussed and Emulex’s response, as was the case in a recent interaction between our respective financial advisors, I am responding to you in writing.
As you confirmed during our conversation, while you have no new information to provide to Emulex other than what has already been made public, Broadcom desires to receive non-public information regarding Emulex, including highly competitive and sensitive information regarding our technology, details of customer plans, design wins and financial plans. We fail to see how it would be in the best interests of Emulex stockholders to share such information with Broadcom based on the facts you have made public to date, including an offer that has been unanimously deemed by the Emulex Board to be grossly inadequate.
Regards,
Jim
     Mr. McGregor sent a response email to Mr. McCluney on June 8, 2009. The text of that email is as follows:
Jim,
Thank you for the response. I would like to clarify your understanding of the discussion and Broadcom’s proposal. I had reached out to you in an effort to open a channel of communication and in order to see if we could progress discussions toward a negotiated transaction. I conveyed to you that while Broadcom must and will be financially disciplined and needs the overall terms to make sense when compared with our other alternatives, we are open to discussing all terms of a potential transaction. I said that if Emulex is willing to share its perspective and information that could prompt us to take a different view on transaction terms. If Emulex can justify a valuation that is not ascertainable from public information, we would consider it.
While we believe we will be successful in continuing to pursue a transaction directly with your shareholders, we recognize that jointly negotiating a transaction would not only be a more efficient use time and resources for both of us but also an effective way to ensure a smooth and seamless transition for Emulex’s customers, partners and employees. We think that your shareholders would agree and would prefer for you to negotiate a transaction with us rather than continuing to delay. I regret that our communication on Friday did not lead to a more fruitful conclusion.
Sincerely yours,
Scott
     On June 8, 2009, Parent filed a Notice of Removal to remove the Orange County Case to federal court.
     On June 9, 2009, Parent and Purchaser filed with the SEC, and on June 10, 2009, Parent and Purchaser mailed to the stockholders of the Company, a definitive consent statement for use in connection with the Consent Solicitation.”.
     (5) The sentence “Purchaser has filed the Consent Solicitation with the SEC on May 5, 2009.” in Section 11 of the Offer Purchase is deleted and replaced by the following new sentence: “Purchaser has filed the Consent Solicitation with the SEC on June 9, 2009.”.
     (6) The following new paragraphs are added at the end of the final paragraph in Section 15 (“Certain Legal Matters and Regulatory Approvals”) of the Offer to Purchase:
     “On May 29, 2009, the Company filed a complaint in the Superior Court of the State of California for the County of Orange against Parent (Emulex Corporation v. Broadcom Corporation, No. 00123829) alleging violations of Sections 1709 and 1710 of the California Civil Code, intentional interference with contractual relations, intentional interference with prospective economic advantage and unfair competition (the “Orange County Case”). The Company seeks injunctive relief requiring Parent to issue corrective disclosures to the Offer and enjoining the Offer until such information is disclosed. We believe that these claims are without merit and intend to vigorously contest them.
     On June 8, 2009, Parent filed a Notice of Removal to remove the Orange County Case to federal court.
     On June 12, 2009, the Company filed in the United States District Court for the Central District of California Southern Division an amendment to the Complaint (the “Amended Complaint”). The Amended Complaint, in addition to restating the allegations made in the Complaint, alleges the following:

     “37. Emulex filed the present action on May 15, 2009 to secure relief from Broadcom’s false and misleading statements and thereby ensure that shareholders are fully and accurately informed before any consents are obtained or any acquisition is completed. Although Broadcom filed a copy of Emulex’s complaint with the SEC, and has acknowledged Emulex’s demands for relief in this action, Broadcom has nonetheless intentionally continued to make false and misleading statements in knowing or reckless disregard for the truth of the statements so as to trick Emulex shareholders into selling their shares at a discount price.
     38. On May 19, 2009, for example, in its attempt to scare shareholders into believing that the value of their Emulex shares will decline if they do not sell now, Broadcom stated in its Schedule 14A that Emulex has a “disappointing history of missing forecasts.” This statement is patently false. Indeed, Emulex has met or exceeded its earnings guidance for 11 of the past 12 quarters.
     39. In its May 19, 2009 Schedule 14A, Broadcom also states, without a good faith basis to support such statements, that Emulex has recently failed to grow “revenue or market share.” In truth, however, Emulex has consistently converted design wins into revenues and market share. Broadcom thus made these misstatements without a reasonable and good faith belief in the truth of the statements. Indeed, Broadcom admits in numerous filings that Emulex’s design wins are confidential and it necessarily lacks the information necessary to comment about Emulex’s design wins.
     40. On May 27, 2009, Broadcom’s bashing of Emulex continued when it stated that “Emulex’s market share has been stuck on hold for years”; “its stock has underperformed for most of the past seven years.” See Schedule 14A filed May 27, 2009. These statements are intentionally misleading and inaccurate because they suggest that Emulex is not a market leader, that it has not been converting design wins into revenue, and that its stock price has been unreasonably low for the past seven years. In reality, Emulex has continued to convert design wins into revenue and, except for the recent recessionary months, it has maintained a share price in excess of $9.25 per share consistently for the past seven years.
     41. Broadcom has also posted additional false and misleading statements on its website, including statements in documents entitled “Setting the Record Straight” and “Frequently Asked Questions,” such as: (1) “Broadcom and Emulex do not compete”; (2) “Emulex has a history of weak execution and of missing Wall Street consensus revenue estimates”; (3) Emulex is “the distant #2 player” in the Fibre Channel HBA “segment”; and (4) “Emulex has not been able to translate design wins into growth.” These same statements were also made in Broadcom’s June 3, 2009 Emulex Tender Offer and Written Consent Solicitation presentation (the “June 2009 Presentation”) which was filed with the SEC on June 3, 2009 and is also posted on Broadcom’s website. These statements are false and misleading for, among others, many of the same reasons its other statements were false and misleading, including the true facts that: (1) Broadcom and Emulex do compete; (2) Emulex has met or exceeded its earnings guidance for 11 of the past 12 quarters; (3) more than 90 of the Fortune 100 companies rely on Emulex HBAs for mission critical SAN connectivity, thus making Emulex a leader in the Fibre Channel HBA segment; and (4) Emulex has consistently translated design wins into revenue.
     42. Like Broadcom’s prior filings, the June 2009 Presentation also contains a number of materially false and misleading statements, including: (1) “without consent, [a] legitimate negotiation process [is] not possible”; and (2) “Rejecting an all cash offer subjects stockholders to significant risk.” These statements are not true. Moreover, the June 2009 Presentation intentionally paints a misleadingly negative picture of Emulex’s financial standing and future potential by: (1) selectively reporting only bits and pieces of information about Emulex’s financial history and market share; (2) claiming that Emulex’s “growth projections” are unrealistic without a good faith basis or the factual information necessary to render such opinions; and (3) misrepresenting that “Wall Street is Skeptical of Forecasts and has Expressed Doubts about [Emulex’s] Standalone Prospects” by relying on only a handful of analyst comments which are taken out of context. Finally, the statement that “[a]pproximately 81% of employees retained from [prior] acquisitions” is misleading because it is based on acquisitions “since January 2004” and thus fails to disclose the layoff rate post-acquisition prior to January 2004, including layoffs during their corporate shopping spree between 1999 and 2001 (of which there were many).
     43. A few days after making its June 2009 Presentation, on June 9, 2009, Broadcom filed its Definitive Consent Solicitation with the SEC and repeated identical or similar false and misleading statements. In addition to repeating its prior misstatements, the Definitive Consent Solicitation is further false and misleading because it omits to state: (1) that Emulex’s annual and regular shareholder meeting is scheduled to take place in November 2009, and that matters requiring a shareholder vote can be addressed then rather than at the Special Meeting demanded by Broadcom; and (2) that the reason Broadcom wants “the Special Meeting [to] be called as promptly as possible,” and without delay, is solely to further its strategy to buy Emulex at a discount price, during a weak economy, before Emulex begins to gain additional revenue from its recent design wins, and before the market improves.
     44. The Definitive Consent Solicitation is also misleading to the extent it suggests that Emulex shareholders would benefit from increased revenues/value achieved by a combined Broadcom/Emulex entity. In fact, if the acquisition is completed, Emulex shareholders will no longer hold shares in either entity and, thus, will not benefit from the potential long-term value of Emulex shares in excess of $9.25 per share, if any, that they currently possess.

     45. In sum, Emulex shareholders have not been provided an accurate, full, and complete set of disclosures so as to adequately make an informed consent to the proposals by Broadcom at this time.
     46. Scott McGregor — Broadcom’s Chief Executive Officer — admitted during a web conference in December 2008, that at his direction, Broadcom intended to pursue a number of acquisitions designed to take advantage of the weakness in the economy. After suspecting that Emulex was partnering with ServerEngines to compete with Broadcom, McGregor, and other key executives, set their sights on purchasing Emulex at minimal expense. On December 24, 2008, Mr. McGregor informally contacted Emulex for the first time and advised that Broadcom wanted to discuss a possible deal with Emulex.
     47. Almost immediately upon learning that Emulex obtained a key design win that Broadcom was competing for in early April 2009, and watching Emulex’s share price start to climb as a result, Broadcom decided to expedite its efforts to take over Emulex. In furtherance of its plan, on April 21, 2009, Mr. McGregor made a formal offer to purchase Emulex, followed shortly thereafter by the May 5, 2009 Tender Offer.
     48. Despite the suggestion that Emulex shareholders will benefit from Broadcom’s “highly attractive” offer in Broadcom’s public filings, the Tender Offer is intended solely to benefit Broadcom and its shareholders, not Emulex shareholders. It is Broadcom’s business alone that stands to benefit significantly if the acquisition of Emulex is completed and Broadcom’s executives are well aware of this.
     49. Mr. McGregor, as well as others at his direction, drafted, read, approved, and/or executed all of Broadcom’s public statements in relation to the Tender Offer discussed above at the time they were made.
     50. With the desire to justify Broadcom’s low-ball bid for Emulex, and to coerce Emulex shareholders to permit Broadcom to hold a Special Meeting to facilitate a fire-drill transaction on Broadcom’s terms, Mr. McGregor, and other key executives, intentionally misrepresented Emulex’s historic and future value knowing that the facts were untrue when made and/or that they lacked sufficient information to make the statements.
     51. Moreover, despite his public criticisms of the decision of Emulex’s Board members in relation to Broadcom’s Tender Offer, given his position and past experience, Mr. McGregor is well aware of the valid corporate reasons for the actions Emulex’s Board has taken to protect the best interests of its shareholders.
     52. Although Broadcom has been informed of the various misstatements, rather than correcting the misstatements and fairly depicting the value of Emulex and the actions of Emulex’s Board, Mr. McGregor, and others under his control, have chosen instead to knowingly and recklessly continue to make the same false and misleading statements in presentations, calls, and Broadcom’s related SEC filings.”
     A copy of the Amended Complaint is attached as Exhibit (a)(5)(N) hereto.”
     (7) The reference to “preliminary consent statement” is replaced with “definitive consent statement” in the first sentence under the caption “Solicitation of Proxies and Consents” in Section 17 (“Miscellaneous”) of the Offer to Purchase.
     (8) Part 1 (“Directors and Executive Officers of Parent”) of Schedule I (“Information Concerning the Directors and Executive Officers of Parent and Purchaser”) in the Offer to Purchase is amended by replacing the reference to Alan E. Ross and the corresponding paragraph with the following:

“Joan L. Amble	Director. Joan L. Amble has been a director at Broadcom since May 2009. Ms. Amble has been the Executive Vice President and Corporate Comptroller of American Express Company, a financial services company, since December 2003. Prior to joining American Express, Ms. Amble served as chief operating officer and chief financial officer of GE Capital Markets, a service business within GE Capital Services, Inc., overseeing securitizations, debt placement and syndication, as well as structured equity transactions. From 1994 to 2003, Ms. Amble served as vice president and controller for GE Capital Services. Ms. Amble is also a director of SIRIUS XM Radio Inc., a satellite radio service company. Ms. Amble received a B.S. in Accounting from The Pennsylvania State University and is a certified public accountant licensed in Minnesota but is not engaged in public practice.”

     (9) The following new entries and corresponding paragraphs are added immediately following the reference to Robert L. Tirva and the corresponding paragraph in Part 1 (“Directors and Executive Officers of Parent”) of Schedule I (“Information Concerning the Directors and Executive Officers of Parent and Purchaser”) in the Offer to Purchase:

“Scott A. Bibaud	Senior Vice President & General Manager, Mobile Platforms Group. Scott A. Bibaud joined Broadcom through Broadcom’s acquisition of Innovent Systems, Inc. in July 2000, and most recently served as Vice President & General Manager, Wireless Personal Area Networking Business Unit, in charge of Bluetooth ® and certain other wireless products. Mr. Bibaud was elected Senior Vice President & General Manager, Mobile Platforms Group in April 2008. Prior to joining Broadcom, he served as Vice President of Marketing for Innovent Systems and previously held various management positions at Rockwell Semiconductor Systems and Conexant Systems, Inc., and engineering positions at Raytheon Corporation. Mr. Bibaud received a B.S. in Electrical Engineering from Rensselaer Polytechnic Institute and an M.B.A from Harvard Business School.

Neil Y. Kim	Senior Vice President, Operations and Central Engineering. Neil Y. Kim joined Broadcom as Director of Engineering in January 2000 and became Vice President of Central Engineering in October 2001. He became Senior Vice President, Central Engineering in April 2005, and Senior Vice President, Operations and Central Engineering in April 2009. Prior to joining Broadcom, from 1993 to 2000 Mr. Kim held a series of progressively senior technical and management positions at Western Digital Corporation, a data storage manufacturer, where his last position was Vice President of Engineering. Mr. Kim received a B.S.E.E. from the University of California, Berkeley.

Daniel A. Marotta	Senior Vice President & General Manager, Broadband Communications Group. Daniel A. Marotta joined Broadcom in October 2002 and became Vice President & General Manager of the Broadband Communications Business Unit in January 2003. In September 2003 Mr. Marotta was elected Group Vice President, Broadband Communications Group. He became Senior Vice President & General Manager, Broadband Communications Group in April 2005. He also serves as a director and officer of certain Broadcom subsidiaries. Previously, from March 1999 to April 2002 Mr. Marotta served in various senior management positions in the Digital Information Division at Conexant Systems, Inc., a semiconductor manufacturer, the most recent of which was Senior Vice President and General Manager. In May 2002 Mr. Marotta was promoted to Chief Operating Officer of the Broadband Communications Segment at Conexant, where he served until October 2002. Prior to joining Conexant, from 1996 to 1999 Mr. Marotta served as Director of Engineering at Brooktree Corporation, a semiconductor manufacturer, and later as Vice President of Engineering at Rockwell Semiconductor Systems, a semiconductor manufacturer, after Rockwell Semiconductor acquired Brooktree in 1996. Mr. Marotta received a B.S.E.E. from the State University of New York at Buffalo.

Robert A. Rango	Senior Vice President & General Manager, Wireless Connectivity Group. Robert A. Rango joined Broadcom in March 2002 and became Vice President & General Manager of the Network Infrastructure Business Unit in October 2002. In September 2003 Mr. Rango was elected Group Vice President, Mobile & Wireless Group. He became Senior Vice President & General Manager, Mobile & Wireless Group in April 2005, and Senior Vice President & General Manager, Wireless Connectivity Group in January 2006. He also serves as a director and officer of certain Broadcom subsidiaries. From 1995 to 2002 Mr. Rango held several Vice President and General Manager positions at Lucent Microelectronics, a networking communications company, and Agere Systems, a semiconductor manufacturer, in its Optical Access, New Business Initiatives and Modem/Multimedia Divisions. Previously, Mr. Rango held various positions with AT&T Bell Laboratories for over ten years. Mr. Rango received a B.S.E.E. from the State University of New York at Stony Brook and an M.S.E.E. from

Cornell University.

Nariman Yousefi	Senior Vice President & General Manager, Enterprise Networking Group. Nariman Yousefi joined Broadcom in March 1994 and became Senior Vice President & General Manager, Enterprise Networking Group in July 2007. Mr. Yousefi most recently served as Vice President & General Manager in charge of Broadcom’s physical layer and optical products. He also serves as a director and officer of certain Broadcom subsidiaries, including as President and Chief Executive Officer of Purchaser. Mr. Yousefi studied electrical engineering at the University of California, Davis and received a B.S.E.E. from the University of Pacific. He received an M.S.E.E. from University of Southern California.”
Item 12 of the Schedule TO is hereby amended and restated as follows:

(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.

SIGNATURE
     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

BROADCOM CORPORATION
By:	/s/ Eric K. Brandt
	Name:	Eric K. Brandt
	Title:	Senior Vice President and Chief Financial Officer

FIJI ACQUISITION CORPORATION
By:	/s/ DeAnn Work
	Name:	DeAnn Work
	Title:	Vice President and Secretary

Date: June 18, 2009

EXHIBIT INDEX

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated May 5, 2009*

(a)(1)(B)	Letter of Transmittal*

(a)(1)(C)	Notice of Guaranteed Delivery*

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees*

(a)(1)(F)	Guidelines for Certificate of Taxpayer Identification Number on Substitute Form W-9*

(a)(1)(G)	Summary Advertisement as published on May 5, 2009*

(a)(5)(A)	Press Release issued by Broadcom Corporation on May 5, 2009*

(a)(5)(B)	Press Release issued by Broadcom Corporation on April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(C)	E-mail to Employees of Broadcom Corporation from Scott A. McGregor, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(D)	Broadcom Investor Presentation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(E)	Excerpts of Earnings Call of Broadcom Corporation, dated April 21, 2009 (incorporated by reference to the Schedule TO-C filed by Broadcom Corporation with the Securities and Exchange Commission on April 21, 2009)

(a)(5)(F)	Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on May 15, 2009*

(a)(5)(G)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding the investor presentation that Emulex Corporation filed with the Securities and Exchange Commission on May 19, 2009*

(a)(5)(H)	Statement by a representative of Broadcom Corporation in response to media inquiries regarding Emulex Corporation’s letter to its stockholders that Emulex filed with the Securities and Exchange Commission on May 26, 2009*

(a)(5)(I)	Press Release issued by Broadcom Corporation on June 4, 2009*

(a)(5)(J)	Broadcom Investor Presentation, dated June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(K)	Excerpts from Broadcom Transaction Website (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(L)	Press Release issued by Broadcom Corporation on June 3, 2009 (incorporated by reference to Schedule 14A filed by Broadcom Corporation with the Securities and Exchange Commission on June 3, 2009)

(a)(5)(M)	Press Release issued by Broadcom Corporation on June 18, 2009

(a)(5)(N)	First Amended Complaint for Violations of Securities Laws (Case No. SACV09-588 AG (MLGx)) filed by Emulex Corporation against Broadcom Corporation and Fiji Acquisition Corporation in the United States District Court for the Central District of California Southern Division on June 12, 2009

(b)	Not Applicable

(d)	Not Applicable

(g)	Not Applicable

(h)	Not Applicable

*	Previously filed.